Reflect Scientific [letterhead]





  June 8, 2006

  Tia Jenkins
  Senior Assistant Chief Accountant
  Office of Emerging Growth Companies
  United States Securities and Exchange
  Commission
  100 F Street, North East
  Washington, D.C. 20549


  Re:       Reflect Scientific, Inc.
            Form 10-KSB Annual Report for 2005
            Filed February 28, 2006
            File No. 000-31377

  Dear Ms. Jenkins:

            In response to your letter under date of May 3, 2006, we are providing these responses for your review prior to filing the 10KSB/A-1:

  1)   We revised Note 6, Preferred Stock as follows:

NOTE 6 - PREFERRED STOCK

In November 2004 the Company amended its Articles of Incorporation so as to authorize 5,000,000 shares of preferred stock. 750,000 of these shares have been designated as "Series A Convertible Preferred Stock". During the year ended December 31, 2005 theses shares were offered in a private placement. As of December 31, 2005 10,000 shares of the preferred stock are issued and outstanding.

Dividends

The holders of the Series A Preferred Stock are entitled to dividends at the rate of 8 percent per year of the liquidation preference of $1.00 per share, payable annually, if and when declared by the board of directors. Dividends are not cumulative and the board of directors are under no obligation to declare dividends.

Convertibility

Upon the approval of the Board of Directors, Series A Preferred Stock may be convertible into the Company's common stock by dividing $1.00 plus any unpaid dividends by 50% of the five day average closing bid price of the common shares.

During the year the Company sold 700,000 shares of Series A Convertible Preferred Stock in exchange for proceeds of $700,000. As a result of the beneficial conversion feature inherent in the conversion rights and preferences of Series A Preferred Stock, the Company has recognized a deemed dividend of $700,000. This deemed dividend was calculated based on the conversion price above at the time of conversion.

These preferred securities are convertible at the date of issuance, and the discount, which was deemed to be a dividend, was be fully amortized through retained earnings at the date of issuance pursuant to the provisions of EITF 98-5. In November, 2005, 690,000 shares of Preferred Stock were converted into 1,150,002 shares of Common Stock at $0.01 per share.

     2)   We revised Note 9, Stock issued to Employees as follows:

NOTE 9   STOCK ISSUED TO EMPLOYEES

As permitted by FASB Statement No. 123, "Accounting for Stock-based Compensation" (SFAS No. 123) and amended by SFAS No. 148, the Company elected to measure and record compensation cost relative to stock issued to employees in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations and make pro forma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.
Under APB 25, paragraph 10 "Measuring Compensation for Services" companies are required to measure award plans to employees by the quoted market price. At the time of the award the Company's stock had not traded for six months before the grant and two months following the grant. Therefore, the Company considered the value of the services rendered to more readily measure the value of the shares received. The value of the services was determined by multiplying the pay rate of the employees by the hours worked for the shares of the Company's common stock. The value of the services also approximated the net book value of the Company at the time of the issuance. The Company recognized the cost of the services at the date of grant. The Company did not present any pro-forma disclosure since the fair value of the stock awards had already been recognized in net income.

     We have also made the following changes to the Stock Equity Section of the financial statements:

              REFLECT SCIENTIFIC, INC. AND SUBSIDIARY
         Consolidated Statements of Shareholder's Equity


                                                        Additional
                    Preferred Stock   Common Stock       Paid-in    Retained
                    Shares   Amount  Shares    Amount    Capital    Earnings
Balance,
December 31, 2004         -       -  24,000,000  240,000   (183,319)  106,936

Preferred stock
issued for cash     436,000   4,360           -        -    431,640         -

Preferred stock
issued for cash     264,000   2,640           -        -    261,360         -

Common stock
issued for services       -       -     380,000    3,800      5,256         -

Conversion of
preferred stock
into common
stock              (690,000) (6,900)  1,150,002   11,500     (4,600)        -

Beneficial conversion
of convertible
preferred stock           -       -           -        -    700,000         -

Amortization of
beneficial conversion
feature of convertible
preferred stock           -       -           -        -          -  (700,000)

Net income for
the year ended
December 31, 2005         -       -           -        -          -    38,460
                   --------   -----  ----------  -------  ---------  --------
Balance,
December 31, 2005    10,000 $   100  25,530,002 $255,300 $1,210,337  $554,604
                   ======== =======  ==========  =======  =========  ========


       We confirm to you that we are responsible fort the adequacy and the accuracy of the disclosure in our filings with the Securities and Exchange Commission; that Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the particular filing; and that we may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

       If the foregoing meets with your approval, we will amend our 10-KSB Annual Report for December 31, 2005, as indicated in response to SEC staff comment No. 1, on your advise in that respect.

       Thank you.

       Sincerely,

       /s/Kim Boyce
       Kim Boyce, President